PO Box 281077 Nashville, TN 37228 315 Deadrick Street Nashville, TN 37203 615-476-1151 Steve@SteveMillslaw.com

April 6, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Dear Sir or Madam:

We are submitting this letter on behalf of Universal Systems, Inc. (“UVSS” or “the Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter on March 22, 2023, relating to the Company’s Registration Statement filed on August 18,2022 and amended on September 12,2022, November 30, 2022, January 30,2023 February 23,2023,March 13,2023 and March 28,2023 with the file number 024-11969.

The changes made were on Exhibit 12.1 on page 223.:

Current version:

We have acted as counsel to Universal Systems, Inc., a Washington corporation (the “Company”) in connection with the Company’s Regulation A Offering Statement on Form 1- A (the “Offering Statement”) to be filed with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the proposed issuance of 30,000,000 units of at a price of $.015 per unit with each unit consisting of eight (8) shares of our common stock for a total issuance of 240,000,000 shares at $.001875.

We have examined the Offering Statement, the minute books and other corporate records of the Company, and such other instruments and documents that we have deemed necessary or appropriate for the purposes of the opinions expressed herein. For the purposes of expressing the opinion set forth below, we have assumed: (i) the genuineness of all signatures and documents; (ii) the authenticity of all documents submitted to us as originals; (iii) the conformity to the originals of all documents submitted to us as copies; (iv) the correctness and accuracy of all facts set forth in the documents referred to in this opinion letter; and (v) the due authorization, execution, and delivery of and the validity and binding effect of all documents.

Based on the foregoing and subject to the qualifications, assumptions and other statements set forth herein, we are of the opinion that the units being sold pursuant to the offering statement are duly authorized, and will, when issued in the manner and for the consideration described in the offering statement, be validly issued, fully paid and nonassessable.

1

Amended version:

We have acted as counsel to Universal Systems, Inc., a Washington corporation (the “Company”) in connection with the Company’s Regulation A Offering Statement on Form 1- A (the “Offering Statement”) to be filed with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the proposed issuance of 30,000,000 units consisting of eight (8) shares at a price of $.015 per unit . Specifically, the opinion covers 240,000,000 shares derived from the Units at a price of $.001875 per share.

We have examined the Offering Statement, the minute books and other corporate records of the Company, and such other instruments and documents that we have deemed necessary or appropriate for the purposes of the opinions expressed herein. For the purposes of expressing the opinion set forth below, we have assumed: (i) the genuineness of all signatures and documents; (ii) the authenticity of all documents submitted to us as originals; (iii) the conformity to the originals of all documents submitted to us as copies; (iv) the correctness and accuracy of all facts set forth in the documents referred to in this opinion letter; and (v) the due authorization, execution, and delivery of and the validity and binding effect of all documents.

Based on such examination, we are of the opinion that:

1.

The Units, including the underlying common stock, have been duly authorized by all necessary corporate action of the Company, and the Company has sufficient shares authorized and unencumbered to fulfill the underlying offering.

2.	The Units, including the underlying common stock, constitute, valid and binding obligations of the Company enforceable against the Company according with the terms described therein.
3.	When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

We express no opinion as to the law of any jurisdiction other than the Washington Business Corporation Act. The reference and limitation to “Washington Business Corporation Act” includes the statutory provisions and all applicable provisions of the Washington Constitution and reported judicial decisions interpreting these laws. The opinion expressed herein is given as of this date, and we do not undertake to supplement this opinion with respect to any events or changes occurring subsequent to the date of this letter. The opinion expressed in this letter is provided as a legal opinion only and not as any guarantee or warranty of the matters discussed herein, and such opinion is strictly limited to the matters stated herein, and no other opinion may be implied therefrom.

Sincerely,

Stephen Mills, Esq.

2